CUSIP No. 27922Y202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

Ecotality, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

27922Y202

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922Y202

(1)	Names of Reporting Persons Capital Ventures International

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power ** 45,000

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 45,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.1%

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 27922Y202

(1)	Names of Reporting Persons Heights Capital Management, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power ** 45,000

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 45,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.1%

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 27922Y202

Item 1.
(a)	Name of Issuer Ecotality, Inc.
(b)	Address of Issuer’s Principal Executive Offices Post Montgomery Center, One Montgomery Street, Suite 2525, San Francisco, CA, 94104

Item 2(a).	Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $.001 par value per share (the “Shares”).

(i)      Capital Ventures International

(ii)     Heights Capital Management, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal business office of Capital Ventures International is:

P.O Box 897

Winward 1, Regatta Office Park

West Bay Road

Grand Cayman KY1-1103

Cayman Islands

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

Item 2(c).	Citizenship
Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d)	Title of Class of Securities
Common Stock, $.001 par value per share
Item 2(e)	CUSIP Number
27922Y202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 27922Y202

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Shares reported as beneficially owned herein are issuable upon the exercise of warrants to purchase Shares.

The Company’s Prospectus dated July 10, 2013, Registration No. 333-189745), filed on July 10, 2013 indicates there were 33,539,353 Shares outstanding as of July 9, 2013.

Heights Capital Management, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 27922Y202

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2014

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc. pursuant to a Limited Power of Attorney		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title:	Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary

CUSIP No. 27922Y202

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Limited Power of Attorney
II	Joint Filing Agreement

CUSIP No. 27922Y202

Exhibit I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 3rd day of April, 1999 by Capital Ventures International (hereinafter called “the Company”), whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1781, Grand Cayman Islands, B.W.I.

WHEREAS, by agreement dated March 10, 1997, by and between the Company and Heights Capital Management, the Company expressly authorized Heights Capital Management to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodburne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of HEIGHTS CAPITAL MANAGEMENT which through  its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF CAPITAL VENTURES INTERNATIONAL	/s/ Ian A.N. Wight
was hereunto affixed in the presence of:	Ian A.N. Wight
(Director)

/s/ Woodburne Associates
Woodburne Associates
(Cayman) Limited
Secretary

CUSIP No. 27922Y202

EXHIBIT II

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of Ecotality Inc., $.001 par value per share is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 22, 2013

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc. pursuant to a Limited Power of Attorney		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title:	Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary